UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer's ID (CNPJ/MF): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD
OF DIRECTORS’ MEETING HELD ON DECEMBER 4, 2007 AT 10:30 A.M.

As Secretary of the Board of Directors’ Meeting held on this date, I hereby CERTIFY that item 2, Corporate Act: alterations to the Board of Directors’ Meeting, reads as follows:

“Item 2: (a) The Board members acknowledged the resignation of the sitting member, Mr. Julio César Pinto, dated November 19, 2007, his alternate, Mr. FRANCIS JAMES LEAHY MEANEY being automatically raised to the position of sitting member with a mandate until the Annual Shareholders’ Meeting of 2009, pursuant to Article 15 of the Company’s Bylaws. The post of alternate member to Mr. Francis James Leahy Meaney will remain vacant until subsequently deliberated on; (b) The Board members acknowledged the resignation of the sitting member, Mr. José Luis Magalhães Salazar, dated November 19, 2007, his alternate, Mr. MICHEL NEVES SARKIS being automatically raised to the position of sitting member with a mandate until the Annual Shareholders’ Meeting of 2009, pursuant to Article 15 of the Company’s Bylaws. The post of alternate member to Mr. Michel Neves Sarkis will remain vacant until subsequently deliberated on.”

The majority of the Board of Directors were present (signatures appended): Otávio Marques de Azevedo (Chairman); Sérgio Bernstein; Fabio Schvartsman; Eduardo Klingelhoefer de Sá; Joilson Rodrigues Ferreira (alternate); Francis James Leahy Meaney; Michel Neves Sarkis; Isabel S. Ramos Kemmelmeier and Sergio Mamede Rosa do Nascimento.

Rio de Janeiro, December 4, 2007.

Luciene Sherique
Secretary

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF CONTAX PARTICIPAÇÕES S.A.
December 4 , 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.